SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 7, 1999

THE GEON COMPANY
(Exact name of registrant as specified in charter)

Delaware	1-11804	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ONE GEON CENTER, AVON LAKE, OHIO 44012
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 440-930-1001

NOT APPLICABLE
(Former name or former address, if changed since last report.)

Item 5. Other Events

The Geon Company announced today that it has completed an agreement to acquire Dennis Chemical Company, Inc., a privately held custom plastisol formulator of specialty vinyl resins and urethanes.

Item 7(c). Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit 99.1 Press Release of September 7, 1999 announcing the acquisition of Dennis Chemical Company, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON COMPANY

By /s/ Gregory L. Rutman
Secretary

Dated September 8, 1999